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                               February 19, 2021

       Luca Santarelli
       Chief Executive Officer
       VectivBio Holding AG
       Aeschevorstadt 36
       4051 Basel
       Switzerland

                                                        Re: VectivBio Holding
AG
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
5, 2021
                                                            CIK 0001836379

       Dear Dr. Santarelli:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted February 5, 2021

       Summary
       Overview, page 1

   1. We note your response to our prior comment number 1. Comparisons to other available treatments require
head-to-head trials. While there may be similarities between these trials, the graphics on
pages 5 and 95-96 are reflective of separate, head-to-head trials, and therefore are not
appropriate comparisons. Please remove these graphics.
 Luca Santarelli
FirstName LastNameLuca
VectivBio Holding AG Santarelli
Comapany19,
February  NameVectivBio
            2021        Holding AG
February
Page 2 19, 2021 Page 2
FirstName LastName
Risk Factors
If we fail to comply with our obligations in current or future agreements..., page 38

2. We note your response to our prior comment number 7. Please revise your discussion to explain more specifically the impact on your business if you were to lose license rights under the Ferring agreement.
Business
Our Competitive Differentiation, page 94

3. We note your response to our prior comment number 12. Please revise your Business disclosure to explain the disclosed p-values, how p-values are used to measure statistical significance and how statistical significance relates to FDA standards of efficacy.
Description of Share Capital and Articles of Association, page 146

4. We note your response to our prior comment number 17. Please clarify the distinction
         between your shareholders    rights agreement and investors    rights
agreement and file the
         investors    rights agreement as an exhibit pursuant to Item
601(b)(10) of Regulation S-K.
       You may contact Tracie Mariner at 202-551-3744 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ryan Sansom, Esq.